SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report Regarding Investment Decision

On August 31, 2007, the board of directors of Woori Finance Holdings (“Woori”) approved the acquisition by Woori of a majority interest in Hanmi Capital Co., Ltd. (“Hanmi Capital”).

Key Details:

Investment Target	Company Name	Hanmi Capital Co., Ltd.	Representative Director	Myung-sub Lee
	Capital (Won)	80,875,455,000	Number of Issued Shares	16,506,633
	Relation to Company	None.	Business Type	Leasing, Financing, Lending

Investment Details	Number of Shares to be Acquired	8,499,955
	Investment Amount (Won)	271,148,564,500
	Shareholders’ Equity of the Company (Won)	11,933,072,743,449
	Investment Amount to Shareholders’ Equity (%)	2.3

Share Ownership After Acquisition	Number of Shares Owned by Woori	8,499,955
	Percentage of Shares Owned by Woori (%)	51.5

BOD Attendance	Attending	5
	Absent	1

Method of Investment	Cash acquisition of shares

Purpose of Investment	To enter the consumer financing industry to enhance Woori’s non-banking business

Scheduled Date of Investment	September 14, 2007

Other information:

•	The above discloses Woori’s definitive decision with respect to the subject matter of Woori’s prior disclosure made on August 24, 2007 in response to an inquiry by the Korea Exchange.

•	The shareholders’ equity of Hanmi Capital is given as of December 31, 2006.

•	The number of issued shares of Hanmi Capital and number and percentage of shares to be owned by Woori after acquisition is based on the number of common shares as of August 20, 2007.

•	Woori will make additional disclosure if required during the acquisition process.

Summary Financial Information of Hanmi Capital

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholder’s Equity	Capital	Sales	Net Profit
FY2006	797,379	635,292	162,087	80,875	98,759	7,497
FY2005	256,692	102,160	154,532	76,345	92,135	25,753
FY2004	216,762	87,983	128,779	76,345	80,789	22,005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 31, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director